SEC, Washington Exemption File No. 82-3079

Press release

Skandia

January 24, 2002

02015265

SEC MAIL PROCESSING
RECEIVED
FEB 14 2002
WASH, DC 354 SECTION

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 30 80
www.skandia.se

Office:
Sveavägen 44

SUPPL

Skandia named one of Europe's best employers

Skandia has been named as one of the ten "greatest workplaces in Europe" by America's *Fortune* magazine. Fortune has been publishing yearly lists of America's 100 top employers for the last twenty years, but this year is the first time the magazine has ranked employers in Europe.

The initial field of candidates was nominated from a survey of journalists, securities analysts, business school professors, consultants and university students. After narrowing down this field to 75 finalists, Fortune's panel visited several of the candidate companies. Employees were interviewed in connection with the visits, and finally, the Top Ten list was decided on, giving Fortune "the Best Companies to Work for – 10 Great Companies in Europe." Skandia was the only Swedish company to win this distinction.

The criteria for nomination included using technology and coming up with creative ways of keeping employees satisfied and promoting career development. Skandia was named particularly for its ability to create a corporate culture that encourages employees to innovate and take individual responsibility, and for its tool for developing employees' intellectual capital and aligning their personal goals with the company's goals.

"We are very happy to have received this distinction and acknowledgement," says Lars-Eric Petersson, President and CEO of Skandia. "A corporate culture in which individuals are given the opportunity to develop, be stimulated by their work, and take initiative is a solid foundation for good long-term growth. This distinction is proof that we at Skandia are on the right course."

Fortune magazine's "Best Companies to Work For - 10 Great Companies in Europe" are: ING Group, L'Oreal, Morgan Stanley, Nokia, Novo Nordiska, Porsche, Pret A Manger, San Raffaele, Skandia and ST Microelectronics.

For further information, please contact:
Ola Ramstedt, Executive Vice President and Head of Human Resources, Skandia, tel. +46-8-788 25 00
Carl-Henrik Knutsson, Communications, tel. 46-8-788 42 27

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

dw 2/21

Press release

Skandia

16 January 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se
Office:
Sveavägen 44

December sales SEK 11.0 billion[1]

Sales in December
Sales amounted to SEK 11.0 billion, compared with SEK 10.1 billion in November 2001.

New sales of unit linked assurance
New sales of unit linked assurance increased by 14 per cent in December compared with November. New sales through December were down 22 per cent compared with the same period a year ago.

Sales through December
Sales amounted to SEK 137.6 billion (206.9). During the fourth quarter sales rose 6 per cent compared with the third quarter. Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 15.0 billion (13.4), and discretionary management inflows for Skandia Asset Management.

Of total sales, SEK 93.5 billion (140.2) pertains to unit linked assurance, SEK 34.8 billion (55.8) to mutual fund savings products[2], and SEK 7.6 billion (9.3) to direct sales of funds.

USA
In the USA, sales of variable annuities through December totalled USD 3.8 billion (8.2), and sales of mutual funds totalled USD 2.0 billion (4.0).

Other markets
In the UK, sales totalled GBP 2.7 billion (4.1). In Sweden, SkandiaLink's sales amounted to SEK 10.7 billion (10.8). Sales in New Markets totalled SEK 17.5 billion (18.4).

---

1 All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

2 Includes SEK 1.7 billion (2.2) in discretionary management in Spain.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Recalculated to average exchange rates, sales from January through December were favourably affected by currency movements in the amount of SEK 11.8 billion.

Skandia's result measurement is described in the 2000 Annual Report, which also includes a sensitivity analysis describing the impact of various factors on the result. Since contracts in force span long periods of time, sharp swings in the financial markets during a short period of time have a major impact on the present value of future profits. The sensitivity analysis presented in the September interim report shows that a one per cent increase or decrease in the stock market affects the result by +/- SEK 192 million, respectively. On 30 January 2002, in advance of the year-end report, Skandia will issue a release describing the development of the indexes that were relevant for Skandia in 2001.

13 February 2002, Year-end report, 2001
21 March 2002, Annual General Meeting
26 April 2002, interim report January – March
8 August 2002, interim report January – June
30 October 2002, interim report January – September

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2001, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Skandia

Appendix: Sales per month and exchange rates in 2001 and 2000

Sales per month (SEK billion)	Insurance and mutual funds	Direct sales of funds	Total
2001			
January	12.3	0.7	13.0
February	11.6	0.4	12.0
March	13.3	0.4	13.7
April	12.2	0.9	13.1
May	12.0	1.0	13.0
June	11.5	1.5	13.0
July	10.4	0.6	11.0
August	9.5	0.2	9.7
September	8.1	0.3	8.4
October	9.4	0.2	9.6
November	9.2	0.9	10.1
December	10.5	0.5	11.0
Total	130.0	7.6	137.6

Sales per month (SEK billion)	Insurance and mutual funds	Direct sales of funds	Total
2000			
January	16.7	0.7	17.4
February	18.7	0.4	19.1
March	23.9	0.6	24.5
April	18.5	0.5	19.0
May	17.4	0.4	17.8
June	15.3	0.4	15.7
July	14.1	0.5	14.6
August	14.6	0.6	15.2
September	14.0	0.6	14.6
October	15.5	1.5	17.0
November	14.9	1.6	16.5
December	14.0	1.5	15.5
Total	197.6	9.3	206.9

Exchange rates		2001 31 Dec.	2001 30 Nov.	2001 30 Sept.	2000 31 Dec.	2000 30 Nov.	2000 30 Sept.
SEK							
EUR	Closing rate	9.33	9.57	9.72	8.86	8.70	8.52
EUR	Average rate	9.29	9.29	9.22	8.45	8.43	8.39
GBP	Closing rate	15.32	15.24	15.68	14.22	14.34	14.16
GBP	Average rate	15.01	14.99	14.91	13.86	13.84	13.71
USD	Closing rate	10.58	10.68	10.67	9.54	10.08	9.68
USD	Average rate	10.43	10.42	10.37	9.17	9.13	8.92
JPY	Closing rate	0.081	0.087	0.090	0.083	0.091	0.090
JPY	Average rate	0.086	0.086	0.086	0.085	0.085	0.083